FILE No. 82-3343

[ ] DEF 14A [✓] SUPPL [ ] ARS

Golden Peaks Resources Ltd.

Suite 1400
1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 689-4006
Fax: (604) 689-4026

02060820

December 18, 2002

SUPPL

RECEIVED
SEC MAIL PROCESSING SECTION
DEC 26 2002
WASH. D.C. 207

United States Securities
&Exchange Commission
#450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: Golden Peaks Resources Ltd. (the "Company") - File #82-3343

Please find enclosed the Quarterly Report for the six months ended October 31, 2002. We confirm that the enclosed has been delivered by prepaid mail to all shareholders whose names appear on the Company's supplemental mailing list.

Yours very truly,

GOLDEN PEAKS RESOURCES LTD.

J Rowsell

Jacqueline Rowsell

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

:jr

Enclosure

cc: Standard & Poor's Corp. (4 copies)
Financial Post Data Group (2 copies)

dw 1/8

BC FORM 51-901F

SCHEDULE A

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

OCTOBER 31, 2002

(Unaudited - Prepared by Management)

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at October 31, 2002 $	As at April 30, 2002 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,991,794	2,069,312
Amounts receivable and prepaids	37,664	31,439
Marketable securities	221,776	887,109
	2,251,234	2,987,860
CAPITAL ASSETS	13,552	17,219
MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (Note 3)	3,498,640	2,986,903
	5,763,426	5,991,982
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	190,290	293,082
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	9,064,303	9,064,303
CONTRIBUTED SURPLUS	23,153	23,153
DEFICIT	(3,514,320)	(3,388,556)
	5,573,136	5,698,900
	5,763,426	5,991,982

APPROVED BY THE BOARD

"Scott Emerson", Director

"Kieran Downes", Director

The accompanying notes are an integral part of these consolidated interim financial statements.

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

FOR THE SIX MONTHS ENDED OCTOBER 31

(Unaudited - Prepared by Management)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2002 $	2001 $	2002 $	2001 $
REVENUE				
Interest income	8,982	3,515	15,078	6,791
EXPENSES				
Accounting	5,550	3,200	8,800	4,515
Administrative and management fees	15,000	15,000	30,000	30,000
Amortization	4,326	3,833	8,652	7,689
Audit and legal	2,333	8,350	6,552	19,845
Bank charges and interest	223	275	467	528
Filing fees and transfer agent	7,361	4,464	8,932	5,223
Office and general	14,449	9,644	25,223	15,163
Office rent	5,434	3,506	11,331	5,306
Shareholder communications	5,736	5,412	7,287	7,594
Salaries and benefits	15,158	11,040	30,640	24,643
Travel and related costs	5,072	6,361	5,072	7,721
	80,642	71,085	142,956	128,227
LOSS BEFORE THE FOLLOWING	(71,660)	(67,570)	(127,878)	(121,436)
GAIN ON SALE OF MARKETABLE SECURITIES	-	-	3,919	-
FOREIGN EXCHANGE	(14,196)	1,762	(1,805)	(789)
LOSS FOR THE PERIOD	(85,856)	(65,808)	(125,764)	(122,225)
DEFICIT - BEGINNING OF PERIOD	(3,428,464)	(3,075,616)	(3,388,556)	(3,019,199)
DEFICIT - END OF PERIOD	(3,514,320)	(3,141,424)	(3,514,320)	(3,141,424)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.005)	$(0.005)	$(0.008)	$(0.009)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	15,765,946	13,238,299	15,765,946	13,143,883

The accompanying notes are an integral part of these consolidated interim financial statements.

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED OCTOBER 31

(Unaudited - Prepared by Management)

	Three Months Ended October 31,		Six Months Ended October 31,	
	2002 $	2001 $	2002 $	2001 $
CASH FLOWS FROM (USED IN)				
OPERATING ACTIVITIES				
Net loss for the period	(85,856)	(65,808)	(125,764)	(122,225)
Items not involving cash				
Amortization	4,326	3,833	8,652	7,689
Gain on sale of marketable securities	-	-	(3,919)	-
	(81,530)	(61,975)	(121,031)	(114,536)
Decrease (increase)in amounts receivable and prepaids	(1,768)	17,151	(6,225)	16,921
Decrease in accounts payable and accrued liabilities	(4,994)	(3,198)	(102,792)	(214,011)
	(88,292)	(48,022)	(230,048)	(311,626)
FINANCING ACTIVITIES				
Advances received	-	-	-	250,000
Issuance of common shares	-	173,700	-	175,050
	-	173,700	-	425,050
INVESTING ACTIVITIES				
Additions to mineral properties and deferred exploration costs	(350,254)	(73,815)	(511,737)	(174,777)
Proceeds on sale of marketable securities	-	-	669,252	-
Capital assets additions	(1,818)	181	(4,985)	(2,973)
	(352,072)	(73,634)	152,530	(177,750)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	(440,364)	52,044	(77,518)	(64,326)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	2,432,158	280,744	2,069,312	397,114
CASH AND CASH EQUIVALENTS - END OF PERIOD	1,991,794	332,788	1,991,794	332,788

The accompanying notes are an integral part of these consolidated interim financial statements.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2002

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These consolidated interim financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	October 31, 2002			April 30, 2002		
	Mineral Property $	Deferred Exploration Costs $	Total Costs $	Mineral Property $	Deferred Exploration Costs $	Total Costs $
Sierra de las Minas Project	462,900	3,035,740	3,498,640	460,242	2,526,661	2,986,903

Subject to final adjustments, the Company and Mitsubishi Materials Corp. ("Mitsubishi") currently hold 70% and 30% joint venture interests, respectively, in a group of exploration properties, located in Northwest Argentina, known collectively as the Sierra de las Minas Project. The Sierra de las Minas Project covers approximately 13,389 hectares and consists of 31 properties.

Production royalties, ranging between 3% - 5%, are payable from various properties within the Sierra de las Minas Project.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2002

(Unaudited - Prepared by Management)

4. SHARE CAPITAL

(a) The following table summarizes information about the share options outstanding and exercisable at October 31, 2002:

Range of Exercise Prices	Number of Options Outstanding and Exercisable at October 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise price
$1.15	425,000	0.96 years	$1.15
$1.25	580,000	1.45 years	$1.20
	1,005,000		

Subsequent to October 31, 2002, the exercise price of all 1,005,000 options were re-priced to $0.85 per share.

(b) The following table summarizes information about the warrants outstanding at October 31, 2002:

Number of Warrants Outstanding	Exercise Price	Expiry Date
208,000	$3.00	Dec. 24/03
625,000	$1.40	Feb. 08/04
459,480	$3.10	Mar. 28/04
1,292,480		

5. RELATED PARTY TRANSACTIONS

During the six months October 31, 2002, the Company was charged $43,628 (2001 - $35,963) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $44,400 (2001 - $45,787) by a director and companies controlled by directors for project supervision, management and professional services provided. As at October 31, 2002, $67,547 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2002

(Unaudited - Prepared by Management)

6. SEGMENTED INFORMATION

Substantially all of the Company's operations are in one industry, the exploration for gold. Management reviews the financial results according to expenditures by property. The Company's current mineral properties are located in Argentina and its corporate assets are located in Canada.

	Six Months Ended October 31, 2002		
	Corporate $	Mineral Operations $	Consolidated $
Identifiable assets			
Current assets	2,225,560	25,674	2,251,234
Capital assets	10,785	2,767	13,552
Mineral properties and deferred exploration costs	-	3,498,640	3,498,640
	2,236,345	3,527,081	5,763,426
Mineral property and deferred exploration costs additions	-	511,737	511,737

	Year Ended April 30, 2002		
	Corporate $	Mineral Operations $	Consolidated $
Identifiable assets			
Current assets	2,934,087	53,773	2,987,860
Capital assets	14,452	2,767	17,219
Mineral properties and deferred exploration costs	-	2,986,903	2,986,903
	2,948,539	3,043,443	5,991,982
Mineral property and deferred exploration costs additions	-	591,982	591,982

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED OCTOBER 31, 2002

1.(a) GENERAL AND ADMINISTRATIVE

	2002 $
Accounting	8,800
Administrative and management fees	30,000
Amortization	8,652
Audit and legal	6,552
Bank charges and interest	467
Filing fees and transfer agent	8,932
Office and general	25,223
Office rent	11,331
Shareholder communications	7,287
Salaries and benefits	30,640
Travel and related costs	5,072
	142,956

1.(b) RELATED PARTY TRANSACTIONS

During the six months ended October 31, 2002, the Company was charged $43,628 (2001 - $35,963) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $44,400 (2001 - $45,787) by a director and companies controlled by directors for project supervision, management and professional services provided. As at October 31, 2002, $67,547 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED OCTOBER 31, 2002

1.(c) MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	$
Mineral Properties Costs	
Balance as at April 30, 2002	460,242
Land payments	2,658
Balance as at October 31, 2002	462,900
Deferred Exploration Costs	
Balance as at April 30, 2002	2,526,661
Accounting	7,867
Airfares and travel	23,284
Assaying	72,126
Backhoe	1,930
Communications	1,511
Drilling	202,317
Equipment and supplies	1,085
Field personnel and supervision	99,068
IVA refundable tax	47,226
Land management	2,032
Legal	4,237
Maps, logs and related costs	13,067
Professional fees and consulting	300
Project management fees	15,000
Transportation	18,029
	509,079
Balance as at October 31, 2002	3,035,740
Total	3,498,640

2.(a) NO SECURITIES WERE ISSUED DURING THE SIX MONTHS ENDED OCTOBER 31, 2002

2.(b) NO OPTIONS WERE GRANTED DURING THE SIX MONTHS ENDED OCTOBER 31, 2002

GOLDEN PEAKS RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED OCTOBER 31, 2002

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT OCTOBER 31, 2002

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	Without Par Value	100,000,000	15,765,946	$9,064,303

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT OCTOBER 31, 2002

Security	Number	Exercise Price $	Expiry Date
Options	580,000	1.25[(1)]	April 15, 2004
Options	425,000	1.15[(1)]	October 18, 2003
Warrants	208,000	3.00	December 24, 2003
Warrants	625,000	1.40	February 8, 2004
Warrants	459,480	3.10	March 28, 2004

(1) Subsequent to October 31, 2002, the exercise prices of the options were all re-priced to $0.85 per share.

3.(c) SHARES HELD IN ESCROW OR SUBJECT TO POOLING AS AT OCTOBER 31, 2002

None.

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 31, 2002

Directors:
- Kieran Downes
- Scott Emerson
- Nick DeMare
- Gil Leathley

Officers:
- Kieran Downes, President
- Scott Emerson, Chairman and CEO
- Wing Jang, Corporate Secretary

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED OCTOBER 31, 2002

Description of Business

The Company's shares are listed and posted for trading on the TSX Venture Exchange as a Tier 1 issuer. The Company is involved in mineral exploration, with its primary assets located in the Sierra de las Minas region, Argentina. The Company intends to continue exploring the Sierra de las Minas Project for economic gold and silver mineralization.

Annual General Meeting

At the Company's annual general meeting ("AGM") held on October 16, 2002, the shareholders re-elected Messrs, Kieran Downes, Scott Emerson, Nick DeMare and Gil Leathley as directors of the Company. At a director's meeting held subsequent to the AGM, Mr. Kieran Downes was appointed President, Mr. Scott Emerson was appointed Chairman and CEO, and Mr. Wing Jang was appointed Corporate Secretary.

All proposals made by management in the Information Circular sent to shareholders in connection with the AGM were ratified and approved by the shareholders.

Exploration Update

Sierra de las Minas Project

At the beginning of October, the Company received the check assays from the diamond drilling program on the JV prospect of the Sierra de las Minas project in northwest Argentina.

CHECK ASSAYS
Gold Assay Grams / Tonne

Regular	Metallic
1.05	1.18
10.30	9.61
0.08	0.12
4.31	3.70
3.80	3.24
0.17	0.17
78.62	73.76
0.06	0.05
3.52	3.17
1.20	1.59
13.19	13.33
3.10	2.71
2.05	2.08
0.70	0.80
3.64	3.96
0.05	0.05
0.01	0.01

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED OCTOBER 31, 2002

Exploration Update (continued)

CHECK ASSAYS
Gold Assay Grams / Tonne

Regular	Metallic
0.02	0.01
0.03	0.03
2.34	2.25
1.36	1.72
0.04	0.05
1.38	1.10
1.64	2.02
0.94	0.88
50.47	50.61
1.41	1.19
6.40	5.81
28.40	27.73
38.90	35.06
13.00	12.86
47.80	45.12
5.60	4.57
3.27	1.96

All split core samples were crushed to –10 mesh, and a 250 gram split was pulverized to 95% passing –150 mesh. A 30 gram sample was assayed by fire assay preconcentration with an atomic absorption finish. In metallic screen assays approximately 30 grams of +150 mesh material was retained. This fraction plus a 30 gram sample of –150 mesh material were assayed separately by fire assay preconcentration with an atomic absorption finish. The metallic screen assay is a weighted average of the two assays. All assaying was conducted by Alex Stewart (Assayers) Argentina S.A.

The JV prospect is a large, epithermal related mineralized system covering approximately 1,400 X 1,600 meters. The system, which is well defined by chargeability, resistivity and magnetics, is located on the intersection of the NW-trending Vallecito Structural Corridor and the NE-trending range front faults of the Sierra de las Minas. This structural setting has permitted the emplacement of high sulphidation and low sulphidation epithermal mineralization. The low sulphidation mineralization is represented by precious metal bearing quartz veins, often with bonanza grades, and an epithermal signature in mercury, arsenic, antimony and bismuth. The high sulphidation mineralization is represented by pyritic sericitic alteration where magnetite is destroyed in the course of sulphidation. Gold grades range from sub gram to high grade. The better grades occur where the mineralization is silicified and stockwork veined. The epithermal quartz veins are younger than and intrude the high sulphidation mineralization.

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED OCTOBER 31, 2002

Exploration Update (continued)

Exploration to-date has focused on the JV-14 zone which exhibits both styles of mineralization. The best results were obtained from the fence of holes JVDH-24, 30 and 36 drilled under Trench E.

Trench E:	5.21 g/t gold over 4.90 meters including 19.00 g/t over 0.70 meters.
Hole JVDH-24:	0.83 g/t gold over 19.45 meters including 3.91 g/t over 3.50 meters.
Hole JVDH-30:	1.73 g/t gold over 30.95 meters including 7.80 g/t gold over 5.65 meters.
Hole JVDH-36:	0.95 g/t gold over 33.45 meters including 7.64 g/t gold over 3.45 meters.

Trench E exhibits silicified/stockworked pyritic sericitic mineralization. Holes JVDH-24, 30 and 36 intersected similar mineralization as well as quartz veining to approximately 170 meters vertical depth.

This fence of holes was drilled in the JV-14 zone immediately adjacent to a 300 meter wide, NW-trending cross structure which is also a down faulted block. This fault block, where characterized by strong resistivity and chargeability, has not been drilled. This area is also flanked to the southeast by areas of magnetite depletion (geophysical interpretation) strongly indicating the presence of hydrothermal alteration.

In mid-November, diamond drilling re-commenced on the JV prospect. Drill targets include extensions to mineralization intersected in the last campaign, and untested chargeability and resistivity anomalies located where a major NW-trending fault block ("Block C") cross-cuts the JV-14 zone.

Discussion of Operations and Financial Condition

Operations

During the six months ended October 31, 2002, the Company reported a loss of $125,764, an increase in loss of $3,539 from the loss of $122,225 during the six months ended October 31, 2001. During the six months ended October 31, 2002, the Company experienced a foreign exchange loss of $1,805 compared to a foreign exchange loss of $789 in 2001. Interest and other income also increased by $8,287 from $6,791 in 2001 to $15,078 in 2002. The increase was due to higher levels of cash held throughout the 2002, compared to 2001.

The Company incurred $142,956 of general and administrative expenses in 2002 compared to $128,227 in 2001, an increase of $14,729. The increase resulted primarily in increased costs for office and miscellaneous expenditures.

During 2002, the Company sold marketable securities for net proceeds of $669,252 and realized a gain of $3,919. The market value of the remaining marketable securities was $227,866 at October 31, 2002.

Mineral property payments and exploration expenditures during 2002 was $511,737 compared to $174,777 in 2001. The payments and expenditures for both 2002 and 2001 related to the Company's portion of exploration costs on the Sierra de las Minas Project.

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED OCTOBER 31, 2002

Liquidity and Capital Resources

At October 31, 2002, the Company had a working capital of $2,060,944. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. The Company believes that it has sufficient working capital to satisfy its portion of the Phase IV exploration project and corporate overhead requirements for the next 12 months.

Investor Relations Activity

The Company did not engage any companies to provide investor relations activities during the six months ended October 31, 2002.